

Mail Stop 3233

July 21, 2016

<u>Via E-mail</u>
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer and Treasurer
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062

      **Re:**     **Felcor Lodging Trust Incorporated**
            **Form 10-K for the year ended December 31, 2015**
            **Filed on February 26, 2016**
            **File No. 001-14236**

            **Felcor Lodging Limited Partnership**
            **Form 10-K for the year ended December 31, 2015**
            **Filed on February 26, 2016**
            **File No. 333-39595-01**

Dear Mr. Symes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Shannon Sobotka

           Shannon Sobotka
           Staff Accountant
           Office of Real Estate and
           Commodities